UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

17 June 2014
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Maeve Carton
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Maeve Carton
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 17th June 2014

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant 16th June 2014	22
Period during which or date on which it can be exercised

Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the grant date.

23	Total amount paid (if any) for grant of the option Nil	24	Description of shares involved (class and number) Maximum of 59,500 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable - this notification refers to a conditional share award	26
Total number of shares over which options are held following notification

-     152,831 Ordinary Shares under Share       Option Schemes
-     Maximum of 159,500 Ordinary Shares     that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 17th June 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Albert Manifold
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Albert Manifold
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 17th June 2014

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant 16th June 2014	22
Period during which or date on which it can be exercised

Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the grant date.

23	Total amount paid (if any) for grant of the option Nil	24	Description of shares involved (class and number) Maximum of 142,900 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable - this notification refers to a conditional share award	26
Total number of shares over which options are held following notification

-     303,945 Ordinary Shares under Share Option Schemes
-     Maximum of 284,900 Ordinary Shares that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 17th June 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Mark S. Towe
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Mark S. Towe
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 17th June 2014

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant 16th June 2014	22
Period during which or date on which it can be exercised

Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the grant date.

23	Total amount paid (if any) for grant of the option Nil	24	Description of shares involved (class and number) Maximum of 97,100 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable - this notification refers to a conditional share award	26
Total number of shares over which options are held following notification

-     308,081 Ordinary Shares under Share      Option Schemes
-     Maximum of 277,100 Ordinary Shares     that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 17th June 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Neil Colgan
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Neil Colgan
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction Conditional Award of Shares	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 17th June 2014

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not applicable	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Yes
17	Description of class of share Ordinary Shares of €0.32 each	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not applicable
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not applicable	20	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) Not applicable

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant 16th June 2014	22
Period during which or date on which it can be exercised

Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the grant date.

23	Total amount paid (if any) for grant of the option Nil	24	Description of shares involved (class and number) Maximum of 11,000 Ordinary Shares of €0.32 each
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not applicable - this notification refers to a conditional share award	26
Total number of shares over which options are held following notification

- 48,308 Ordinary Shares under Share Option Schemes
- Maximum of 29,000 Ordinary Shares that may vest under Conditional Share Awards

Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 17th June 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

Notification of Transactions of (1) Persons Discharging Managerial Responsibility and (2) Persons closely associated with Persons Discharging Managerial Responsibility

 This form is intended for use by an issuer making a notification required by Rules 7.2 and 7.3 of the Central Bank of Ireland's Market Abuse Rules in relation to a person falling within either of the above categories of individual. These categories are defined in Regulation 12 (8) of the Market Abuse (Directive 2003/6/EC) Regulations 2005 and are detailed as part of this form.
All relevant boxes should be completed in block capital letters.

1	Name of the Issuer CRH plc	2	Name of person discharging managerial responsibilities Jack Golden
3	State whether notification relates to a person closely associated with a person discharging managerial responsibilities named in 2 and identify the connected person No	4	Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest Jack Golden
5	Description of shares or derivatives or other financial instruments linked to them Ordinary Shares of €0.32 each	6	Name of registered shareholder(s) and, if more than one, number of shares or derivatives or other financial instruments linked to them, held by each shareholder Not applicable
7	State the nature of the transaction: Conditional Award of Shares Date of grant: 16th June 2014 Exercise Period / Vesting Period: Subject to the rules of the 2014 Performance Share Plan, the award will normally vest on the first day immediately following the fifth anniversary of the grant date. Total amount paid: Nil Description of shares involved: Maximum of 17,000 Ordinary Shares of €0.32 each Exercise Price: Not applicable - this notification relates to a conditional share award	8	Number of shares, derivatives or other financial instruments linked to them acquired Not applicable
9	Number of shares, derivatives or other financial instruments linked to them disposed of Not applicable	10	Price per share or derivative or other financial instrument linked to them or value of transaction Not applicable
11	Date and place of transaction Not applicable	12	Date issuer informed of transaction Not applicable
13	Any additional information Not applicable	14	Name of contact and telephone number for queries Neil Colgan +353 1 6344340
	Person authorised on behalf of the issuer responsible for making the notification Neil Colgan Date of notification 17th June 2014

Information required under Irish Stock Exchange Listing

Rule 6.10

The following additional information is required to be disclosed under ISE Listing Rule 6.10 in respect of interests in securities of a director or secretary or their connected persons.  An issuer is not being required to submit the information below to the Central Bank in respect of any PDMR who is also a director/secretary/connected persons.

15	Name of director or secretary (if not required to be stated in box 2) Not Applicable (PDMR disclosure)	16	State whether the notification relates to a single transaction being notified in accordance with the Market Abuse Rules and ISE LR 6.10 Not Applicable (PDMR disclosure)
17	Description of class of share Not Applicable (PDMR disclosure)	18	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)
19	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) Not Applicable (PDMR disclosure)	20
Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

Not Applicable (PDMR disclosure)

If a person whose interests are required to be disclosed under ISE Listing Rule 6.10 has been granted options by the issuer, please complete the following boxes:

21	Date of grant Not Applicable (PDMR disclosure)	22	Period during which or date on which it can be exercised Not Applicable (PDMR disclosure)
23	Total amount paid (if any) for grant of the option Not Applicable (PDMR disclosure)	24	Description of shares involved (class and number) Not Applicable (PDMR disclosure)
25	Exercise price (if fixed at time of grant) or indication that the price is to be fixed at the time of exercise Not Applicable (PDMR disclosure)	26	Total number of shares over which options are held following notification Not Applicable (PDMR disclosure)
Name and signature of duly designated officer of issuer responsible for making notification Neil Colgan Date of notification 17th June 2014

The duly designated officer of the issuer responsible for making this notification acknowledges and confirms that he/she is aware that the information as has been provided in response to the questions 15 to 26 above is not information which has been required by or which has been requested by the Central Bank, and is information which is required to be provided to the Irish Stock Exchange only.

CRH public limited company
(Registrant)

Date: 17 June 2014

By:___/s/Maeve Carton___
M. Carton
Finance Director